MANAGEMENT'S DISCUSSION AND ANALYSIS
(unless otherwise stated, all amounts are in US dollars)

OVERVIEW

We are a global leader in providing integrated information solutions to business and professional customers. We serve customers in the following sectors: law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. We believe these sectors are fundamental to economic development globally and consequently have potential for consistent long-term growth. We organize our operations in four market groups that are structured on the basis of the customers they serve:

     o        Thomson Legal and Regulatory,
     o        Thomson Learning,
     o        Thomson Financial, and
     o        Thomson Scientific and Healthcare.

We report the financial results of our four market groups together with those of a corporate and other reporting category. Corporate and other includes principally corporate costs, costs associated with our stock appreciation rights and the results of Thomson Media, which was previously designated for sale but subsequently retained.

SEASONALITY

Typically, a much greater portion of our operating profit and operating cash flow arises in the second half of the year. Customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets, while costs are spread more evenly throughout the year. As a result, our operating margins generally increase as the year progresses. For these reasons, the performance of our business may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year, or by comparing results in a quarter with results in the same quarter for the previous year.

USE OF EBITDA, ADJUSTED OPERATING PROFIT AND ADJUSTED EARNINGS FROM CONTINUING OPERATIONS

Earnings before interest, tax, depreciation, amortization and restructuring charges ("EBITDA"), and operating profit before amortization and restructuring charges ("adjusted operating profit"), are used by us to measure our operating performance, including our ability to generate cash flow. Among other things, EBITDA eliminates the differences that arise between businesses due to the manner in which they were acquired, funded or recorded. In particular, EBITDA excludes the effects of amortization of identifiable intangible assets and goodwill, which is a non-cash charge arising from acquisitions accounted for under the purchase method of accounting. Adjusted operating profit reflects depreciation expense, but eliminates the effects of amortization of identifiable intangible assets and goodwill and restructuring charges. Because we do not consider these items to be operating costs, we exclude them from the measurement of our operating performance. We also measure our earnings from continuing operations to adjust for non-recurring items ("adjusted earnings from continuing operations") to assist in comparing them from one period to another. EBITDA, adjusted operating profit, adjusted earnings from continuing operations and related measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable with the calculation of similar measures for other companies, and should not be viewed as alternatives to operating profit, cash flow from operations, net income or other measures of financial performance calculated in accordance with GAAP. EBITDA and adjusted operating profit are included in our income statement, which allows you to reconcile them with standard GAAP measures. We reconcile our adjusted earnings from continuing operations to our earnings from continuing operations under GAAP in the following discussion of results of operations.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2002 COMPARED TO THREE MONTHS ENDED MARCH 31, 2001

CONSOLIDATED OPERATIONS

Our results from continuing operations exclude the results of our discontinued newspaper operations, discussed under "Discontinued Operations" below. Our results from ongoing businesses for each of our market groups exclude the results of businesses sold or held for sale which do not qualify as discontinued operations ("disposals"). The principal businesses included in disposals were Jane's Information Group and various businesses in our financial group in 2001 and various businesses in our financial group in the three months ended March 31, 2002.

Our total revenues for the three months ended March 31, 2002 increased by 11% to $1,662 million. Revenues from our ongoing businesses in the three months ended March 31, 2002 increased by 13% to $1,658 million. All of our market groups, except our financial group, experienced growth in their existing businesses, while the Harcourt acquisition made a significant contribution to overall growth. In the three months ended March 31, 2002, revenues from products and services delivered electronically accounted for 61% of our revenues, which is comparable to the first three months of 2001 but greater than the 54% for the full year ended December 31, 2001. This percentage is generally higher for the first three months of the year than for the full year primarily because of the seasonality of our learning business. Customer buying patterns in our learning business, which has a higher percentage of print-based revenues than our other market groups, are concentrated in the second half of the year. Therefore, as revenues in our learning business increase throughout the year, the percentage of revenues from products and services delivered electronically would be expected to decrease.

Our EBITDA in the three months ended March 31, 2002 was $228 million, compared with $227 million in 2001, a margin of 13.7%, a decrease from 15.2% in 2001. Our EBITDA from ongoing businesses in the three months ended March 31, 2002 was $229 million, compared to $228 million in 2001, a margin of 13.8%, a decrease from 15.6% in 2001. EBITDA was virtually unchanged as growth from existing businesses was offset by higher expenses incurred in connection with our stock appreciation rights reflecting an increase in the trading price of our common shares during the period. Contributions from acquisitions were reduced by the seasonal loss from the Harcourt academic businesses, as well as certain one-time integration charges related to the Harcourt acquisition. The decrease in our margins was primarily due to the increased expenses incurred in connection with our stock appreciation rights.

Our total adjusted operating profit in the three months ended March 31, 2002 decreased 7% to $109 million, a margin of 6.6%, a decrease from 7.8% in 2001. Adjusted operating profit from ongoing businesses in the three months ended March 31, 2002 decreased 7% to $111 million, a margin of 6.7%, a decrease from 8.1% in 2001. The decreases were primarily attributable to increased depreciation expense and the increased expenses incurred in connection with our stock appreciation rights.

Depreciation in the three months ended March 31, 2002 increased 8% to $119 million as a result of our recent acquisitions and increased capital expenditures in 2001. Amortization in the three months ended March 31, 2002 decreased 35% to $66 million. The decrease was a result of the adoption of a new accounting standard which requires that goodwill and identifiable intangible assets with indefinite useful lives no longer be amortized. Therefore, amortization of those balances is not reflected in the results for the three months ended March 31, 2002, but is included in the results for 2001.

We incurred restructuring charges in the three months ended March 31, 2002 of $6 million, which related to strategic initiatives in our legal and regulatory group and Thomson Media.

Our net gains on disposals of businesses and investments in the three months ended March 31, 2002 was $3 million, compared to $273 million in the three months ended March 31, 2001. The net gain in 2001 related primarily to the $307 million gain on the disposal of The Globe and Mail.

Our interest expense in the three months ended March 31, 2002 increased 57% to $72 million. The increase reflects increased borrowings to finance our acquisitions, in particular the acquisition of selected Harcourt businesses.

In the three months ended March 31, 2002, we recognized an income tax benefit of $7 million, compared to an expense of $69 million in 2001. The income tax expense recognized in 2001 included a $75 million charge related to the gain on the disposal of The Globe and Mail.

Our loss attributable to common shares in the three months ended March 31, 2002 was $34 million, compared to earnings attributable to common shares of $167 million in 2001. Our loss from continuing operations in the three months ended March 31, 2002 was $34 million, compared to earnings from continuing operations of $151 million in 2001. These results are not directly comparable because of the adoption of the new accounting standard related to goodwill and identifiable intangible assets in 2002. If the new accounting standard had been in effect in 2001, earnings from continuing operations would have been $200 million for the three months ended March 31, 2001. These results are still not comparable with the results from the three months ended March 31, 2002, however, because of certain material transactions that occurred in the first quarter of 2001.

The following table presents a summary of our (loss) earnings and our (loss) earnings per common share from continuing operations, which excludes one-time items from both periods and adjusts the 2001 results as if the new accounting standard related to goodwill and identifiable intangible assets had been in effect during that period.



                                                                      (LOSS) EARNINGS         (LOSS) EARNINGS
                                                                                              PER COMMON SHARE
----------------------------------------------------------------- ------------------------ -----------------------
(unaudited)
(in millions of US dollars except per common share amounts)           2002        2001        2002        2001
----------------------------------------------------------------- ------------- ---------- ----------- -----------
(Loss) earnings from continuing operations                             (34)         151      ($0.05)      $0.24
Effect of new accounting standard, net of tax                           --           49          --        0.08
----------------------------------------------------------------- ------------- ---------- ----------- -----------
Adjusted (loss) earnings from  continuing  operations  after new
    accounting standard                                                (34)         200      ($0.05)      $0.32
Adjust for one-time items:
   Net gains on disposals of businesses and investments                 (3)        (273)      (0.01)      (0.44)
   Restructuring charges                                                 6            5        0.01        0.01
   Tax on above items                                                   (1)          75          --        0.12
----------------------------------------------------------------- ------------- ---------- ----------- -----------
Adjusted (loss) earnings from continuing operations                    (32)           7      ($0.05)      $0.01
----------------------------------------------------------------- ------------- ---------- ----------- -----------


On a comparable basis, the adjusted loss from continuing operations in the three months ended March 31, 2002 was $32 million, compared to adjusted earnings from continuing operations of $7 million for 2001. This change primarily reflects higher interest and amortization costs as well as one-time integration costs from the acquisition of the Harcourt businesses. Increased expenses in connection with our stock appreciation rights plan arising from an increase in our common share price during the period also contributed to the adjusted loss from continuing operations.

Our capital expenditures in the three months ended March 31, 2002 decreased 22% to $111 million. Higher capital expenditures in 2001 reflected certain one-time expenditures in our legal and regulatory and financial groups.

THOMSON LEGAL AND REGULATORY

Revenues from our ongoing businesses for the three months ended March 31, 2002 increased 7% to $665 million. The increase in revenues was primarily attributable to increased sales of Westlaw, which grew by 8% in the United States, improved customer retention rates within certain tax and accounting businesses and the contributions from recent acquisitions. These increases were partially offset by adverse currency translation effects and reduced demand for trademark searches as a result of the continuing weak economic climate.

EBITDA from our ongoing businesses in the three months ended March 31, 2002 increased 7% to $138 million and our adjusted operating profit from ongoing businesses in the three months ended March 31, 2002 increased 9% to $99 million. Our EBITDA margin in the three months ended March 31, 2002 was 20.8% compared to 20.7% in 2001 and our adjusted operating profit margin in the three months ended March 31, 2002 increased to 14.9% compared to 14.6% in 2001. These margin improvements were the result of increased revenues and effective cost-control efforts across the group.

Our capital expenditures in the three months ended March 31, 2002 decreased 46% to $26 million. Higher capital expenditures in 2001 reflected one-time expenditures on a new enterprise resource planning system at West.

THOMSON LEARNING

Revenues from our ongoing businesses in the three months ended March 31, 2002 increased 65% to $397 million. The increase primarily reflected revenues from the businesses of Harcourt which were acquired in July 2001 and therefore not included in our first quarter results in 2001. Revenues from our existing businesses also grew reflecting higher revenues in our academic publishing business and our international operations.

EBITDA from our ongoing businesses in the three months ended March 31, 2002 was a loss of $12 million, compared to a loss of $10 million in 2001 and our adjusted operating profit from ongoing businesses for the three months ended March 31, 2002 was a loss of $41 million, compared to a loss of $35 million in 2001. Our learning group typically records a loss in the first quarter of each year due to the seasonal nature of the academic publishing business. The acquisition of the Harcourt businesses significantly increased the scale of our academic publishing business, and accordingly, increased the first quarter loss. In addition, the first quarter loss was increased by one-time integration costs related to the Harcourt acquisition.

Our capital expenditures in the three months ended March 31, 2002 increased 50% to $42 million. This increase was a result of spending related to our textbook distribution center and additional spending within the acquired Harcourt businesses.

THOMSON FINANCIAL

Revenues from our ongoing businesses in the three months ended March 31, 2002 decreased 2% to $388 million. The decrease in revenues was attributable to the continued slowdown in the global financial markets and merger and acquisition activity, which resulted in lower revenues in our investment banking and sales and trading businesses.

EBITDA from our ongoing businesses in the three months ended March 31, 2002 increased 2% to $96 million and our adjusted operating profit from ongoing businesses in the three months ended March 31, 2002 was $57 million, unchanged from 2001. Our EBITDA margin in the three months ended March 31, 2002 increased to 24.7% compared to 23.7% in 2001 and our adjusted operating profit margin in the three months ended March 31, 2002 increased to 14.7% compared to 14.4% in 2001. These margin improvements reflect benefits from the ongoing integration of Primark and Carson which were acquired in 2000.

Our capital expenditures in the three months ended March 31, 2002 decreased 40% to $36 million. Higher capital expenditures in 2001 included one-time expenditures on the group's new headquarters in New York.

THOMSON SCIENTIFIC AND HEALTHCARE

Revenues from our ongoing businesses for the three months ended March 31, 2002 increased 8% to $169 million. Revenue growth reflected contribution from Gardiner-Caldwell, which was acquired late in 2001, increased drug information subscriptions within Micromedex, increased patent subscriptions at Derwent World Patent Index and increased sales of citation, patent and genetic information through ISI Web of Science. Revenue growth was offset partially by lower sales of the Physicians' Desk Reference, as well as lower advertising revenues from our healthcare magazine business.

EBITDA from our ongoing businesses in the three months ended March 31, 2002 increased 18% to $33 million and our adjusted operating profit from ongoing businesses in the three months ended March 31, 2002 increased 29% to $27 million. Our EBITDA margin in the three months ended March 31, 2002 increased to 19.5% compared to 17.8% in 2001 and our adjusted operating profit margin in the three months ended March 31, 2002 increased to 16.0% compared to 13.4% in 2001. The increases in EBITDA and adjusted operating profit and corresponding improvements in related margins were attributable to higher revenues as well as benefits arising from restructuring efforts undertaken in 2001.

Our capital expenditures in the three months ended March 31, 2002 were $6 million, compared to $4 million in 2001.

CORPORATE AND OTHER

Revenues in the three months ended March 31, 2002, which relate solely to Thomson Media, decreased 11% to $48 million primarily as a result of reduced advertising revenue across our publications.

EBITDA in the three months ended March 31, 2002 was a loss of $26 million, compared to a loss of $13 million in 2001 and our adjusted operating profit in the three months ended March 31, 2002 was a loss of $31 million, compared to a loss of $15 million in 2001. These decreases were primarily attributable to increased expense incurred in connection with our stock appreciation rights resulting from the increase in the trading price of our common shares during the period.

DISCONTINUED OPERATIONS

In February 2000, we announced our intention to sell our newspaper interests. The primary activities of this group were the publishing of newspapers and other advertising and specialty publications in the United States and Canada. We completed the disposition of our newspaper group during 2001. Accordingly, our results for the three months ended March 31, 2002 do not contain discontinued operations.

LIQUIDITY AND CAPITAL RESOURCES

FINANCIAL POSITION

Our total assets at March 31, 2002 were $17,966 million, a decrease of 2% from December 31, 2001. The decrease in assets resulted from a reduction in accounts receivable of $307 million, reflecting the seasonality of our businesses, depreciation and amortization, adverse currency translation effects and the reduction of goodwill and identifiable intangible assets resulting from a transitional impairment charge of $76 million, before tax, in connection with the adoption of the new accounting standard related to goodwill and identifiable intangible assets.

Our total assets at March 31, 2002 were distributed across our market groups and corporate and other as follows.



                                                                   TOTAL ASSETS         PERCENTAGE OF TOTAL ASSETS
                                                                   -------------        --------------------------
                                                                   (in millions)
Thomson Legal and Regulatory                                         $   7,085                     39%
Thomson Learning                                                         5,030                     28
Thomson Financial                                                        3,196                     18
Thomson Scientific and Healthcare                                          851                      5
Corporate and other                                                      1,804                     10
                                                                     ---------                   ----
                                                                     $  17,966                    100%
                                                                     =========                   ====


Our total debt at March 31, 2002 was $4,875 million, compared to $4,744 million at December 31, 2001. Total debt consists of short-term indebtedness, the current portion of long-term debt and long-term debt. After adding $236 million for the total liability for related currency swaps, our total debt was $5,111 million.

After deducting cash and cash equivalents of $577 million, our total net debt was $4,534 million. At the same date, total shareholders' equity, including $442 million of preference share capital redeemable only at our option, was $7,994 million. Our ratio of net debt to shareholders' equity at March 31, 2002 was 0.57:1. This compares to a ratio at December 31, 2001 of 0.54:1. The change in the ratio was due to the increase in net debt and the reduction in shareholders' equity reflecting the first quarter net loss, changes in currency exchange rates, common dividend payments and the adjustment to opening retained earnings from the recognition of a transitional impairment charge.

CASH FLOW

Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving bank credit facilities and our commercial paper program, the issuance of public debt and the reinvestment of dividends primarily by The Woodbridge Company Limited, our principal shareholder. Our principal uses of cash have been to finance working capital, debt servicing costs, capital expenditures, acquisitions and dividend payments.

Cash provided by our operating activities in the three months ended March 31, 2002 was $163 million compared to $179 million in the three months ended March 31, 2001. The decrease was primarily attributable to increased interest costs related to higher borrowings.

Cash used in our investing activities in the three months ended March 31, 2002 was $178 million, compared to a net use of cash of $303 million in the three months ended March 31, 2001. The decrease was primarily attributable to our lower acquisition activity and lower capital expenditures in the first quarter of 2002 compared to the first quarter of 2001.

Cash provided by our financing activities in the three months ended March 31, 2002 was $62 million, compared to a use of cash of $6 million in the three months ended March 31, 2001. The increase reflects lower repayments of debt in the first quarter of 2002 compared to the first quarter of 2001.

NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2002, we adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets," which requires that goodwill and identifiable intangible assets with indefinite lives no longer be amortized. Instead, those assets are subject to annual impairment tests. We have recently completed our initial impairment review and have recognized an impairment charge in the first quarter of 2002 of $67 million, after tax. In accordance with the requirements of the new handbook section, the transitional impairment charge was recorded to the opening balance of retained earnings in our consolidated balance sheet. We anticipate recording an additional impairment charge of up to $100 million in the second quarter of 2002 in connection with the application of the new rule by our equity method investees which will also be reported as a reduction to the opening balance of our retained earnings.

Effective January 1, 2002, we adopted CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments," which requires that if an entity does not use the fair value-based method of accounting for non-direct stock-based transactions with employees, the entity must disclose pro forma net income and earnings per share as if the fair value-based method was used. Additionally, the section provides specific rules for accounting for stock appreciation rights and stock-based payments to employees, as well as non-employees. We do not use the fair value-based method and, therefore, will disclose the required pro forma information in the notes to our accompanying consolidated financial statements.

OUTLOOK

Our long-term financial targets are to achieve average annual revenue growth of between 7% to 9% and to expand our EBITDA margin. We expect that for 2002 our revenue growth and our EBITDA margin, excluding one-time costs we will incur in connection with the integration of the Harcourt businesses, will meet these targets.

CERTAIN INFORMATION IN THIS MANAGEMENT'S DISCUSSION AND ANALYSIS, PARTICULARLY UNDER THE HEADING "OUTLOOK," ARE FORWARD-LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS BUT REFLECT OUR CURRENT EXPECTATION REGARDING FUTURE RESULTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS OR EVENTS TO DIFFER MATERIALLY FROM CURRENT EXPECTATIONS. SOME OF THE FACTORS THAT COULD CAUSE ACTUAL RESULTS OR EVENTS TO DIFFER MATERIALLY FROM CURRENT EXPECTATIONS ARE: ACTIONS OF OUR COMPETITORS; FAILURE OF OUR SIGNIFICANT INVESTMENTS IN TECHNOLOGY TO INCREASE OUR REVENUES OR DECREASE OUR OPERATING COSTS; FAILURE TO FULLY DERIVE ANTICIPATED BENEFITS FROM OUR ACQUISITIONS; FAILURE TO DEVELOP ADDITIONAL PRODUCTS AND SERVICES TO MEET OUR CUSTOMERS' NEEDS, ATTRACT NEW CUSTOMERS OR EXPAND INTO NEW GEOGRAPHIC MARKETS; FAILURE TO MEET THE SPECIAL CHALLENGES INVOLVED IN EXPANSION OF OUR OPERATIONS OUTSIDE NORTH AMERICA; FAILURE TO RECRUIT AND RETAIN HIGH QUALITY MANAGEMENT AND KEY EMPLOYEES; CONSOLIDATION OF OUR CUSTOMERS; INCREASED SELF-SUFFICIENCY OF OUR CUSTOMERS; INCREASED ACCESSIBILITY TO FREE OR RELATIVELY INEXPENSIVE INFORMATION SOURCES; FAILURE TO MAINTAIN THE AVAILABILITY OF INFORMATION OBTAINED THROUGH LICENSING ARRANGEMENTS AND CHANGES IN THE TERMS OF OUR LICENSING ARRANGEMENTS; CHANGES IN THE GENERAL ECONOMY; INADEQUATE PROTECTION OF OUR INTELLECTUAL PROPERTY RIGHTS; AN INCREASE IN OUR EFFECTIVE INCOME TAX RATE; IMPAIRMENT OF GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS; AND FAILURES OR DISRUPTIONS OF OUR ELECTRONIC DELIVERY SYSTEMS OR THE INTERNET. ADDITIONAL FACTORS ARE DISCUSSED IN OUR MATERIALS FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN CANADA AND THE UNITED STATES FROM TIME TO TIME. WE DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS (unaudited)




                                                                                       THREE MONTHS ENDED MARCH 31,
-------------------------------------------------------------------------------------- -----------------------------------
(millions of US dollars, except per common share amounts)                                     2002              2001
-------------------------------------------------------------------------------------- ----------------- -----------------
Revenues                                                                                     1,662             1,497
Cost of sales, selling, marketing, general and administrative expenses                      (1,434)           (1,270)
-------------------------------------------------------------------------------------- ----------------- -----------------
Earnings before interest, tax, depreciation, amortization and restructuring charges            228               227
Depreciation                                                                                  (119)             (110)
-------------------------------------------------------------------------------------- ----------------- -----------------
Operating profit before amortization and restructuring charges                                 109               117
Amortization (note 4)                                                                          (66)             (102)
Restructuring charges (note 7)                                                                  (6)               (5)
-------------------------------------------------------------------------------------- ----------------- -----------------
Operating profit after amortization and restructuring charges                                   37                10
Net gains on disposals of businesses and investments (note 14)                                   3               273
Net interest expense and other financing costs                                                 (72)              (46)
Income taxes                                                                                     7               (69)
Equity in net losses of associates, net of tax                                                  (6)              (10)
-------------------------------------------------------------------------------------- ----------------- -----------------
(Loss) earnings before dividends declared on preference shares                                 (31)              158
Dividends declared on preference shares                                                         (3)               (7)
-------------------------------------------------------------------------------------- ----------------- -----------------
(Loss) earnings from continuing operations                                                     (34)              151
Earnings from discontinued operations (note 11)                                                 --                16
-------------------------------------------------------------------------------------- ----------------- -----------------
(Loss) earnings attributable to common shares                                                  (34)              167
Retained earnings at beginning of period                                                     6,253             5,943
Effect of adoption of accounting standard, net of tax (note 4)                                 (67)              --
Dividends declared on common shares                                                           (110)             (110)
-------------------------------------------------------------------------------------- ----------------- -----------------
Retained earnings at end of period                                                           6,042             6,000
-------------------------------------------------------------------------------------- ----------------- -----------------
Basic and diluted (loss) earnings per common share (note 5):
    From continuing operations                                                           $  (0.05)         $    0.24
    From discontinued operations                                                                --              0.03
-------------------------------------------------------------------------------------- ----------------- -----------------
Basic and diluted (loss) earnings per common share                                       $  (0.05)         $    0.27
-------------------------------------------------------------------------------------- ----------------- -----------------

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEET



                                                                                          MARCH 31,        DECEMBER 31,
(millions of US dollars )                                                                    2002              2001
-------------------------------------------------------------------------------------- ----------------- -----------------
                                                                                         (unaudited)
ASSETS
Cash and cash equivalents                                                                      577               532
Accounts receivable, net of allowances                                                       1,355             1,662
Inventories                                                                                    266               256
Prepaid expenses and other current assets                                                      322               313
-------------------------------------------------------------------------------------- ----------------- -----------------
    Current assets                                                                           2,520             2,763
Property and equipment                                                                       1,539             1,552
Identifiable intangible assets (notes 4 and 8)                                               4,750             4,921
Goodwill (notes 4 and 9)                                                                     7,897             7,903
Other non-current assets (note 14)                                                           1,260             1,263
-------------------------------------------------------------------------------------- ----------------- -----------------
Total assets                                                                                17,966            18,402
-------------------------------------------------------------------------------------- ----------------- -----------------

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Short-term indebtedness                                                                        582               620
Accounts payable and accruals                                                                1,552             1,855
Deferred revenue                                                                               928               882
Current portion of long-term debt                                                              594               473
-------------------------------------------------------------------------------------- ----------------- -----------------
    Current liabilities                                                                      3,656             3,830
Long-term debt                                                                               3,699             3,651
Other non-current liabilities                                                                1,207             1,262
Deferred income taxes                                                                        1,410             1,439
-------------------------------------------------------------------------------------- ----------------- -----------------
Total liabilities                                                                            9,972            10,182
-------------------------------------------------------------------------------------- ----------------- -----------------

SHAREHOLDERS' EQUITY
Share capital                                                                                2,238             2,198
Cumulative translation adjustment                                                             (286)             (231)
Retained earnings                                                                            6,042             6,253
-------------------------------------------------------------------------------------- ----------------- -----------------
Total shareholders' equity                                                                   7,994             8,220
-------------------------------------------------------------------------------------- ----------------- -----------------
Total liabilities and shareholders' equity                                                  17,966            18,402
-------------------------------------------------------------------------------------- ----------------- -----------------

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENT OF CASH FLOW (unaudited)



                                                                                          THREE MONTHS ENDED MARCH 31,
-------------------------------------------------------------------------------------- -----------------------------------
(millions of US dollars )                                                                    2002              2001
-------------------------------------------------------------------------------------- ----------------- -----------------
CASH PROVIDED BY (USED IN):
Operating activities
(Loss) earnings from continuing operations                                                     (34)              151
Add back (deduct) items not involving cash:
    Amortization of development costs and capitalized software                                  12                21
    Depreciation                                                                               119               110
    Amortization (note 4)                                                                       66               102
    Net gains on disposals of businesses and investments (note 14)                              (3)             (273)
    Deferred income taxes                                                                      (20)               48
    Equity in net losses of associates, net of tax                                               6                10
    Other, net                                                                                  21                19
Changes in working capital and other items                                                      (4)              (11)
Cash provided by operating activities - discontinued operations                                 --                 2
-------------------------------------------------------------------------------------- ----------------- -----------------
Net cash provided by operating activities                                                      163               179
-------------------------------------------------------------------------------------- ----------------- -----------------

INVESTING ACTIVITIES
Acquisitions of businesses and investments (note 6)                                            (11)              (87)
Proceeds from disposals of businesses and investments                                           --                 2
Additions to property and equipment                                                           (111)             (143)
Other investing activities, net                                                                (56)             (101)
Proceeds from disposal of newspaper businesses (note 11)                                        --                26
-------------------------------------------------------------------------------------- ----------------- -----------------
Net cash used in investing activities                                                         (178)             (303)
-------------------------------------------------------------------------------------- ----------------- -----------------

FINANCING ACTIVITIES
Proceeds from debt                                                                             400               416
Net repayments of short-term loan facilities                                                  (268)             (352)
Dividends paid on common shares                                                                (70)              (70)
-------------------------------------------------------------------------------------- ----------------- -----------------
Net cash provided by (used in) financing activities                                             62                (6)
-------------------------------------------------------------------------------------- ----------------- -----------------
                                                                                                47              (130)
Translation adjustments                                                                         (2)               (5)
-------------------------------------------------------------------------------------- ----------------- -----------------
Increase (decrease) in cash and cash equivalents                                                45              (135)
Cash and cash equivalents at beginning of period                                               532               337
-------------------------------------------------------------------------------------- ----------------- -----------------
Cash and cash equivalents at end of period                                                     577               202
-------------------------------------------------------------------------------------- ----------------- -----------------

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

BUSINESS SEGMENT INFORMATION (unaudited)

CONTINUING OPERATIONS



                                                                                       THREE MONTHS ENDED MARCH 31,
-------------------------------------------------------------------------------------- -----------------------------------
(millions of US dollars)                                                                     2002              2001
-------------------------------------------------------------------------------------- ----------------- -----------------
Revenues:
    Legal and Regulatory                                                                       665               623
    Learning                                                                                   397               241
    Financial                                                                                  388               396
    Scientific and Healthcare                                                                  169               157
    Corporate and other 1                                                                       48                54
    Intergroup                                                                                  (9)               (9)
-------------------------------------------------------------------------------------- ----------------- -----------------
    Total ongoing operations                                                                 1,658             1,462
    Disposals 2                                                                                  4                35
-------------------------------------------------------------------------------------- ----------------- -----------------
    Total revenues                                                                           1,662             1,497
-------------------------------------------------------------------------------------- ----------------- -----------------

EBITDA: 3
    Legal and Regulatory                                                                       138               129
    Learning                                                                                   (12)              (10)
    Financial                                                                                   96                94
    Scientific and Healthcare                                                                   33                28
    Corporate and other 1                                                                      (26)              (13)
-------------------------------------------------------------------------------------- ----------------- -----------------
    Total ongoing operations                                                                   229               228
    Disposals 2                                                                                 (1)               (1)
-------------------------------------------------------------------------------------- ----------------- -----------------
    Total EBITDA                                                                               228               227
-------------------------------------------------------------------------------------- ----------------- -----------------

Adjusted operating profit: 4
    Legal and Regulatory                                                                        99                91
    Learning                                                                                   (41)              (35)
    Financial                                                                                   57                57
    Scientific and Healthcare                                                                   27                21
    Corporate and other 1                                                                      (31)              (15)
-------------------------------------------------------------------------------------- ----------------- -----------------
    Total ongoing operations                                                                   111               119
    Disposals 2                                                                                 (2)               (2)
-------------------------------------------------------------------------------------- ----------------- -----------------
    Total adjusted operating profit                                                            109               117
-------------------------------------------------------------------------------------- ----------------- -----------------

1 Corporate and other includes the results of Thomson Media, a non-reportable segment, as well as corporate costs and costs associated with the Company's stock appreciation rights. Results of Thomson Media include revenues of $48 million (2001 - $54 million); EBITDA of $(1) million (2001 - $(2) million); and adjusted operating profit of $(3) million (2001 - $(4) million).

2 Disposals consist of the results of businesses sold or held for sale, which do not qualify as discontinued operations.

3 EBITDA is earnings before interest, tax, depreciation, amortization and restructuring charges.

4    Adjusted operating profit excludes amortization and restructuring charges.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(unless otherwise stated, all amounts are in millions of US dollars)

NOTE 1:       CONSOLIDATED FINANCIAL STATEMENTS

The unaudited interim consolidated financial statements of The Thomson Corporation ("Thomson" or the "Company") include all controlled companies and the proportionate share in joint venture interests, and are prepared in accordance with accounting principles generally accepted in Canada. All intercompany transactions and balances are eliminated on consolidation.

NOTE 2:       ACCOUNTING PRINCIPLES AND METHODS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1751, "Interim Financial Statements." Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted or condensed. These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements as at and for the year ended December 31, 2001, as set out in the 2001 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position, and cash flows. Except for the adoption of the new accounting standards on goodwill and other intangible assets discussed in note 4 and the new standard discussed below, the consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's financial statements for the year ended December 31, 2001.


Effective January 1, 2002, the Company adopted the provisions of CICA Handbook
Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ("CICA 3870"). This handbook section requires that if an entity does not use the fair value-based method of accounting for non-direct stock-based transactions with employees, the entity must disclose pro forma net income and earnings per share as if the fair value-based method of accounting applied. Additionally, this section provides specific rules for accounting for stock appreciation rights and stock-based payments to employees, as well as non-employees. Thomson has historically accounted for its stock appreciation rights and stock based payments as outlined in the provisions of CICA 3870. As such, this standard did not change the Company's method of accounting, nor was there any impact on its financial position or results of operations. As Thomson does not use the fair value-based method, the required pro forma information has been disclosed in note 12.

Where necessary, certain amounts for 2001 have been reclassified to conform to the current year's presentation.

NOTE 3:       SEASONALITY

Typically, a much greater portion of the Company's operating profit and operating cash flows arises in the second half of the year. Customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets, while costs are spread more evenly throughout the year. As a result, operating margins generally increase as the year progresses. For these reasons, the performance of the Company may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in a quarter with results in the same quarter for the previous year.

NOTE 4: EFFECT OF ADOPTION OF ACCOUNTING STANDARDS ON GOODWILL AND OTHER INTANGIBLE ASSETS

In July 2001, the CICA issued Handbook Section 1581, "Business Combinations" ("CICA 1581") and CICA Handbook Section 3062, "Goodwill and Other Intangible Assets" ("CICA 3062"). CICA 1581 requires the use of the purchase method of accounting for all business combinations, and also refines the definition of intangible assets acquired in a business combination. As a result, the purchase price allocation of future business combinations may be different than the allocation that would have resulted under the old rules. The Company has adopted CICA 1581 for all business combinations that have occurred subsequent to June 30, 2001.

CICA 3062, effective January 1, 2002, eliminates the amortization of goodwill and identifiable intangible assets with indefinite useful lives. Such assets, however, will be subject to tests for impairment, with such tests based upon comparing carrying values to their fair values at least annually or when certain conditions arise. This fair value-based approach to impairment differs from the previous approach, under which impairment was determined by comparing net carrying amounts to net recoverable amounts. The transitional provisions of CICA 3062 require that for business combinations that occurred before July 1, 2001, the carrying amount of acquired intangible assets that do not meet the criteria of CICA 1581 be reclassified to goodwill. Accordingly, in connection with the adoption of CICA 3062, the Company has reclassified $66 million of intangible assets, previously identified as workforce, to goodwill (see note 9).

The transitional provisions of CICA 3062 also require that the Company perform an initial impairment test as of January 1, 2002. As a result of this transitional impairment test and the adoption provisions of this new accounting standard, the Company recorded reductions in the carrying amounts of identifiable intangible assets with indefinite useful lives of $26 million and goodwill of $50 million related to a unit in its scientific and healthcare segment. This non-cash charge, which was $67 million after taxes, was applied to the opening balance of retained earnings. The Company anticipates recording an additional transitional impairment charge to opening retained earnings of up to $100 million in the second quarter of 2002 in connection with the application of CICA 3062 by its equity method investees.

Fair value was determined for the Company's reporting units based on a combination of various techniques, including the present value of future cash flows and earnings multiples of competitors. Fair value for identifiable intangible assets with indefinite useful lives was determined using an income approach, the relief from royalties method.

In accordance with CICA 3062, effective January 1, 2002, Thomson no longer amortizes goodwill or identifiable intangible assets with indefinite useful lives and reevaluated the remaining useful lives of identifiable intangible assets with finite lives. The following presents the pro forma effect of CICA 3062 as if it had been adopted as of January 1, 2001.



                                                                       FOR THE THREE MONTHS ENDED MARCH 31, 2001
                                                                   ---------------------------------------------------
                                                                      EARNINGS FROM        BASIC AND DILUTED EARNINGS
                                                                        CONTINUING         FROM CONTINUING OPERATIONS
                                                                        OPERATIONS              PER COMMON SHARE
------------------------------------------------------------------ --------------------- -----------------------------
Reported amounts                                                            151                      $0.24
Adjust:
    Amortization                                                             47                       0.08
    Tax effect of amortization reduction                                     (3)                     (0.01)
    Reduction in equity in net losses of associates, net of tax               5                       0.01
------------------------------------------------------------------ --------------------- -----------------------------
Adjusted amounts                                                            200                      $0.32
------------------------------------------------------------------ --------------------- -----------------------------


NOTE 5:       EARNINGS PER COMMON SHARE

Basic earnings per common share are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per common share are calculated using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options and other securities.

The weighted average number of common shares outstanding as well as a reconciliation of the weighted average number of common shares outstanding used in the basic earnings per common share computation to the weighted average number of common shares outstanding used in the diluted earnings per common share computation is presented below.


                                                                          FOR THE THREE MONTHS ENDED MARCH 31,
-------------------------------------------------------------------- -----------------------------------------------
                                                                               2002                    2001
-------------------------------------------------------------------- ------------------------- ---------------------
Basic                                                                      630,987,019              625,970,300
Effect of stock and other incentive plans                                           --                  501,576
-------------------------------------------------------------------- ------------------------- ---------------------
Diluted                                                                    630,987,019              626,471,876
-------------------------------------------------------------------- ------------------------- ---------------------


For the period ended March 31, 2002, approximately 600,000 common shares attributable to the assumed exercise of outstanding options were excluded from the calculation of diluted earnings per share because the effect was antidilutive.

As of May 1, 2002, 632,113,974 common shares were outstanding, as well as options to purchase 7,137,013 common shares under the Thomson stock incentive plan.


NOTE 6:       ACQUISITIONS OF BUSINESSES AND INVESTMENTS

During the quarter ended March 31, 2002, businesses and investments were acquired for an aggregate cash consideration of $11 million (quarter ended March 31, 2001 - $87 million). This amount includes the acquisition of three businesses, primarily within the learning segment, totaling $8 million and investments in businesses totaling $3 million. Goodwill and identifiable intangible assets acquired with businesses purchased during the period ended March 31, 2002 was $7 million.

All acquisitions of businesses have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition.

In January 2001, as a consequence of a non-cash asset exchange, Thomson became the holder of a 20% investment in Bell Globemedia Inc. ("BGM"), a Canadian multimedia company. The investment was initially recorded at $431 million. This transaction is discussed further in note 14.

As of March 31, 2002, the balance of the reserves related to business acquisitions consummated during 2001 totaled $42 million. Additional reserves recorded in connection with businesses acquired during the period ended March 31, 2002 were not material. The following table presents the activity in, and the balances of the acquisition reserve accounts related to 2001 acquisitions included within "Accounts payable and accruals" and "Other non-current liabilities" in the consolidated balance sheet from January 1, 2002 through March 31, 2002.


                                                      AS AT DECEMBER 31,                           AS AT MARCH 31,
TYPE OF COST                                                2001             UTILIZATION                2002
---------------------------------------------------- -------------------  ------------------    ----------------------
Severance and other employee-related costs                    28                 (8)                       20
Lease cancellation and idle facility costs                    18                 --                        18
Other exit costs                                               5                 (1)                        4
---------------------------------------------------- -------------------  -----------------     ----------------------
Total                                                         51                 (9)                       42
---------------------------------------------------- -------------------  -----------------     ----------------------


NOTE 7:       RESTRUCTURING CHARGES

During 2002 and 2001, management undertook restructuring activities representing the completion of prior year plans and the initiation of new plans within the framework of original strategic initiatives of Thomson to improve operational and administrative efficiencies. Such restructuring activities are ongoing and additional charges will be incurred in the current year. The following table presents an analysis of the total charges incurred by group.


                                                                           FOR THE THREE MONTHS ENDED MARCH 31,
---------------------------------------------------------------------- ---------------------------------------------
                                                                               2002                   2001
---------------------------------------------------------------------- ---------------------- ----------------------
Legal and Regulatory                                                             4                      5
Corporate and other                                                              2                     --
---------------------------------------------------------------------- ---------------------- ----------------------
Total                                                                            6                      5
---------------------------------------------------------------------- ---------------------- ----------------------


The following table presents the activity and balances of the restructuring liability account, included in "Accounts payable and accruals" and "Other non-current liabilities" in the interim consolidated balance sheet, as at and for the three months ended March 31, 2002.



                                       AS AT DECEMBER 31,            2002 ACTIVITY                 AS AT MARCH 31,
                                                              ----------------------------
TYPE OF COST                                2001              CHARGES        UTILIZATION                2002
------------------------------------ -------------------   --------------- -----------------    ----------------------
Severance                                    11                    6             (6)                    11
Contract cancellation costs                  12                   --             (2)                    10
Other                                         4                   --             (1)                     3
------------------------------------ -------------------   --------------- -----------------    ----------------------
Total                                        27                    6             (9)                    24
------------------------------------ -------------------   --------------- -----------------    ----------------------


NOTE 8:       IDENTIFIABLE INTANGIBLE ASSETS

The following table presents the detail of identifiable intangible assets for the periods ended March 31, 2002 and December 31, 2001.


--------------------------------------------- ---------------------- ------------------------ ------------------------
AS AT MARCH 31, 2002                           GROSS IDENTIFIABLE          ACCUMULATED           NET IDENTIFIABLE
                                                INTANGIBLE ASSETS         AMORTIZATION           INTANGIBLE ASSETS
--------------------------------------------- ---------------------- ------------------------ ------------------------
Finite useful lives:
    Trade names                                         195                    (36)                     159
    Customer relationships                            1,614                   (322)                   1,292
    Databases and content                             1,101                   (221)                     880
    Publishing rights                                 1,724                   (416)                   1,308
    Other                                               136                    (49)                      87
--------------------------------------------- ---------------------- ------------------------ ------------------------
                                                      4,770                 (1,044)                   3,726
Indefinite useful lives:
    Trade names                                       1,192                   (168)                   1,024
--------------------------------------------- ---------------------- ------------------------ ------------------------
                                                      5,962                 (1,212)                   4,750
--------------------------------------------- ---------------------- ------------------------ ------------------------


--------------------------------------------- ---------------------- ------------------------ ------------------------
AS AT DECEMBER 31, 2001                        GROSS IDENTIFIABLE          ACCUMULATED           NET IDENTIFIABLE
                                                INTANGIBLE ASSETS         AMORTIZATION           INTANGIBLE ASSETS
--------------------------------------------- ---------------------- ------------------------ ------------------------
Finite useful lives:
    Trade names                                         195                    (33)                     162
    Customer relationships                            1,615                   (299)                   1,316
    Databases and content                             1,100                   (200)                     900
    Publishing rights                                 1,732                   (401)                   1,331
    Other                                               219                    (59)                     160
--------------------------------------------- ---------------------- ------------------------ ------------------------
                                                      4,861                   (992)                   3,869
Indefinite useful lives:
    Trade names                                       1,220                   (168)                   1,052
--------------------------------------------- ---------------------- ------------------------ ------------------------
                                                      6,081                 (1,160)                   4,921
--------------------------------------------- ---------------------- ------------------------ ------------------------


As at March 31, 2002, the weighted average amortization life based upon the gross balance of the identifiable intangible assets with finite useful lives is 18 years.

Publishing rights relate to certain historical acquisitions and are comprised of the cumulative value of trade names, imprints and titles, databases and other intangible assets. These intangible assets are amortized over a weighted average useful life, which approximates 30 years.

NOTE 9:       GOODWILL

The following table presents net goodwill by business segment for the period ended March 31, 2002.



------------------------------------ ------------ ------------- ------------- --------------- ------------ -----------
                                       LEGAL AND    LEARNING     FINANCIAL     SCIENTIFIC AND  CORPORATE     TOTAL
                                      REGULATORY                                 HEALTHCARE    AND OTHER
------------------------------------ ------------ ------------- ------------- --------------- ------------ -----------
Balance at December 31, 2001             3,078       2,900         1,557           304            64          7,903
Transfer assembled workforce                57           9            --            --            --             66
Transitional impairment                     --          --            --           (50)           --            (50)
Translation and other, net                 (20)          1            (3)           --            --            (22)
------------------------------------ ------------ ------------- ------------- --------------- ------------ -----------
Balance at March 31, 2002                3,115       2,910         1,554           254            64          7,897
------------------------------------ ------------ ------------- ------------- --------------- ------------ -----------


NOTE 10:      FINANCIAL INSTRUMENTS

LONG-TERM DEBT

In January 2002, Thomson issued $400 million US dollar denominated unsecured notes due February 1, 2008 bearing an annual interest rate of 5.75%, payable semi-annually. The net proceeds of $397 million were used principally to repay existing indebtedness.

NOTE 11:      DISCONTINUED OPERATIONS

In February 2000, Thomson announced its intention to sell the newspaper interests of Thomson Newspapers ("TN"). The primary activities of TN were the publishing of daily and non-daily newspapers, and other advertising and specialty publications in the US and Canada. During 2001 and 2000, Thomson sold all properties that had been identified for sale. During the three-month period ended March 31, 2001, one publication was sold in Canada for proceeds of $26 million, resulting in a net gain of $10 million.

The results, cash flows, and assets and liabilities of TN have been accounted for as a discontinued operation in the 2001 interim consolidated financial statements.

The earnings from discontinued operations for the period ended March 31, 2001 are summarized below.


                                                                             THREE MONTHS ENDED MARCH 31, 2001
---------------------------------------------------------------------------- ----------------------------------------
Revenues from discontinued operations                                                          46
---------------------------------------------------------------------------- ----------------------------------------
Earnings from operations before income taxes                                                    9
Income taxes                                                                                   (3)
---------------------------------------------------------------------------- ----------------------------------------
Earnings from operations                                                                        6
---------------------------------------------------------------------------- ----------------------------------------
Gain on sale of discontinued operations                                                        15
Tax on gain                                                                                    (5)
---------------------------------------------------------------------------- ----------------------------------------
Net gain on sale of discontinued operations                                                    10
---------------------------------------------------------------------------- ----------------------------------------
Earnings from discontinued operations                                                          16
---------------------------------------------------------------------------- ----------------------------------------

NOTE 12:       STOCK-BASED COMPENSATION

Effective January 1, 2002, the Company adopted CICA 3870. As permitted by CICA 3870, the Company has continued to use the intrinsic-value based method to account for its stock incentive plan and therefore no compensation expense has been recognized under the plan.

Below is a summary of activity in the stock incentive plan since January 1, 2002.



                                                           NUMBER OF SHARES          CANADIAN $ WEIGHTED-AVERAGE
                                                                                           EXERCISE PRICE
------------------------------------------------------ -------------------------- ----------------------------------
Granted                                                         20,000                          48.55
Exercised                                                       (9,800)                         41.00


The options granted during the period vest over four years, with a maximum term of ten years from the date of grant.

If compensation cost had been determined based on the fair value-based method of accounting for the stock incentive plan, the Company's loss from continuing operations and loss per common share from continuing operations for the three months ended March 31, 2002 would have been unchanged. The pro forma calculation does not include the effect of awards granted before January 1, 2002.

Using the Black-Scholes option pricing model the weighted average fair value of options granted at the date of grant was estimated to be Canadian $13.38 for the period. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. In addition, such models require the use of subjective assumptions, including expected stock price volatility. In management's opinion, such valuation models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The principal assumptions used in applying the Black-Scholes option pricing model were as follows.

Risk-free interest rate                              4.8%
Dividend yield                                       2.1%
Volatility factor                                    26.4%
Expected life                                        6 Years

Other information related to the Company's stock incentive plan and stock appreciation rights plan can be found in note 19 of the Company's consolidated financial statements for the year ended December 31, 2001.

NOTE 13:      TRANSACTIONS WITH RELATED PARTIES

Through The Woodbridge Company Limited ("Woodbridge") and its affiliates, the Thomson family owns approximately 73% of the common shares of Thomson.

As discussed in note 14, on January 9, 2001 Thomson completed a transaction with BCE Inc. and Woodbridge in which Thomson exchanged its interest in The Globe and Mail and other related assets for a 20% equity interest in a new multimedia company, BGM. Woodbridge holds a 9.9% interest in BGM.

In February 2001, a subsidiary of Woodbridge subscribed for $250 million of preferred shares of a subsidiary of Thomson. Subsequently, in February 2002, the shares were exchanged for a separate preferred issuance in the same face amount. These new shares pay a fixed annual dividend at 4.5% and are redeemable at the option of either Woodbridge or the Company beginning February 2006 and annually thereafter. The shares are included within "Long-term debt" in the consolidated balance sheet.

NOTE 14:      BELL GLOBEMEDIA INC.

In January 2001, Thomson exchanged its interest in The Globe and Mail for a 20% interest in BGM. This transaction was recorded at 80% of the estimated fair value of net assets received, as Thomson continued to maintain a 20% indirect interest in The Globe and Mail. The resulting net gain was included within "Net gains on disposals of businesses and investments" in the interim consolidated statement of earnings and retained earnings for the three months ended March 31, 2001. The investment was initially recorded at $431 million and included in "Other non-current assets" in the consolidated balance sheet. The investment is being accounted for using the equity method of accounting. Included in "Income taxes" for the three months ended March 31, 2001 in the interim consolidated statement of earnings and retained earnings was a charge of $75 million related to the transaction. The Company currently maintains an associated liability for certain lands to be contributed to BGM on or before May 30, 2002. There will be no impact on consolidated earnings in connection with this future contribution. As discussed in note 13, Woodbridge is an investor in BGM. Other information related to the BGM transaction can be found in note 17 of the Company's consolidated financial statements for the year ended December 31, 2001.

NOTE 15:      RECENTLY ISSUED ACCOUNTING STANDARDS

In 2001, CICA issued Accounting Guideline AcG13, "Hedging Relationships." The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships. It establishes conditions for applying hedge accounting. The guideline applies to hedging relationships in effect in fiscal years beginning on or after July 1, 2002.

Additionally, in 2001, CICA amended Handbook Section 1650, "Foreign Currency Translation." The amended section, which becomes effective for fiscal periods beginning on or after January 1, 2002, eliminates the deferral and amortization of unrealized translation gains and losses on long-term monetary items.

Thomson has not completed its assessment of the impact of adopting Accounting Guideline AcG13. The Company has determined that the adoption of Handbook
Section 1650 will have no material effect on the Company's financial position or results of operations.

NOTE 16:      EARNINGS RECONCILIATION TO U.S. GAAP

The following table reconciles the (loss) earnings, which is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), to a (loss) earnings amount that is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").


                                                                                        FOR THE THREE MONTHS ENDED
                                                                                                MARCH 31,
                                                                                     ---------------------------------
                                                                                            2002            2001
------------------------------------------------------------------------------------ ----------------- ---------------
(Loss) earnings attributable to common shares under Canadian GAAP                           (34)            167
Differences in GAAP increasing (decreasing) reported earnings:
    Dividends declared on preference shares                                                   3               7
    Development costs                                                                         5              29
    Identifiable intangible assets and goodwill                                              (3)            (49)
    Derivative instruments and hedging activities                                             7             (19)
    Income taxes                                                                             (1)              9
------------------------------------------------------------------------------------ ----------------- ---------------
(Loss) earnings under U.S. GAAP,
    before cumulative effect of change in accounting principle                              (23)            144
Cumulative effect of change in accounting principle, net of tax                             (66)             --
------------------------------------------------------------------------------------ ----------------- ---------------
Net (loss) income under U.S. GAAP                                                           (89)            144
------------------------------------------------------------------------------------ ----------------- ---------------

Basic and diluted (loss) earnings per common share from*:
Continuing operations under U.S. GAAP,
    before cumulative effect of change in accounting principle                          $ (0.04)        $  0.19
Cumulative effect of change in accounting principle, net of tax                         $ (0.11)             --
Discontinued operations, net of tax                                                          --         $  0.03
------------------------------------------------------------------------------------ ----------------- ---------------
Basic and diluted (loss) earnings per common share under U.S. GAAP                      $ (0.15)        $  0.22
------------------------------------------------------------------------------------ ----------------- ---------------

* (Loss) earnings per common share is calculated after deducting dividends declared on preference shares from net (loss) income.


Descriptions of the nature of the reconciling differences are provided below.

DIVIDENDS DECLARED ON PREFERENCE SHARES

Under Canadian GAAP, dividends declared on preference shares are a component of net earnings. Under U.S. GAAP, dividends declared on preference shares are not a component of net income, but are deducted prior to the calculation of earnings per common share.

DEVELOPMENT COSTS

Under Canadian GAAP, certain costs classified as development are deferred and amortized over their estimated useful lives. Under U.S. GAAP, all development costs are expensed as incurred.

IDENTIFIABLE INTANGIBLE ASSETS AND GOODWILL

Under U.S. GAAP, the allocation of the purchase price of acquisitions prior to January 1, 2001, and amortization of intangibles differs from Canadian GAAP. These historical differences primarily relate to (i) costs that are required to be recorded as operating expenses under U.S. GAAP, which, prior to January 1, 2001, were capitalized under Canadian GAAP; (ii) a gain resulting from a 1997 disposal mandated by the U.S. Department of Justice which has been treated as a reduction of goodwill under Canadian GAAP; (iii) overall increased amortization charges; and (iv) differences in gain or loss calculations on business disposals resulting from the above factors.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Under Canadian GAAP, the fair values of derivative instruments are disclosed in the notes to the Company's consolidated financial statements as at and for the year ended December 31, 2001, but not recorded in the Company's consolidated balance sheet. In order to reconcile to U.S. GAAP, effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." Under SFAS 133, all derivative instruments are recognized on the balance sheet at their fair values, and changes in fair value are recognized either immediately in earnings or, if the transaction qualifies for hedge accounting, when the transaction being hedged affects earnings.

INCOME TAXES

The income tax adjustment for each period is comprised of the tax effect of the U.S. GAAP reconciling items.

CHANGE IN ACCOUNTING PRINCIPLE

The cumulative effect of change in accounting principle represents the transitional impairment charge related to adopting the U.S. GAAP equivalent of CICA 3062, SFAS 142, "Goodwill and Other Intangible Assets." Under U.S. GAAP, this charge is required to be recorded net of tax as a cumulative effect of a change in accounting principle, which is a component of net income as compared with a charge to opening retained earnings under Canadian GAAP. See note 4.

The effect of SFAS 142, as if it had been adopted as of January 1, 2001, would be to increase net income by $54 million, to $198 million, and earnings per share by $0.09, to $0.31, for the three months ended March 31, 2001.

NOTE 17:      SUBSEQUENT EVENTS

On May 2, 2002, the Company filed a preliminary prospectus with securities regulatory authorities in Canada, and, pursuant to the Canada/United States of America multi-jurisdictional disclosure system, a registration statement with the U.S. Securities and Exchange Commission, in connection with a proposed public offering of common shares in the United States by Thomson and its principal shareholder, Woodbridge. The Company will not receive any proceeds from the sale of shares by Woodbridge. Proceeds received by Thomson will be used for general corporate purposes including the repayment of existing indebtedness. The Company expects this offering to be completed by the end of the second quarter of 2002 and, in connection with the offering, has applied to list its common shares on the New York Stock Exchange.

Concurrent with the U.S. listing, the Company will redeem the related common shares of The Thomson Corporation PLC ("Thomson PLC"), its wholly-owned UK subsidiary. Holders of the Thomson PLC common shares, with a par value of one sterling penny each, will receive a notice


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specifying how these shares will be redeemed. This decision reflects the comparatively few Thomson PLC shares outstanding and the administrative and other costs required to maintain this share structure. The anticipated impact of this redemption on the consolidated financial statements is not expected to be material.

Additionally, on May 2, 2002, Woodbridge announced the extension of its commitment to reinvest at least 50% of the dividends received by it and its subsidiaries in newly issued common shares under the Thomson dividend reinvestment plan for a further three years to June 2005. The commitment was originally made in June 1989, has since been extended twice, and was scheduled to expire in June 2002.



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